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                       Filed by CBOT Holdings, Inc.
                       Subject Company - - CBOT Holdings, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following communication was distributed to CBOT members on October 11, 2002.

October 11, 2002

                                   N O T I C E
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TO:  MEMBERS
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RE:  TIMING OF CBOT(R) ANNUAL ELECTION
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The following is provided for your information, in response to member inquiries about the timing of the next CBOT Annual Election for members of the Board of
Directors:

     1) The current CBOT Bylaws, and the governance provisions proposed in the CBOT Restructuring Plan, both specify that the Board of Directors will set the Annual Election date.

     2)   The Board has not yet set a date for the next Annual Election.

     3) Under the current CBOT Bylaws, the next Annual Election must be held within 13 months of the previous Annual Election (which took place on March 28, 2002).

     4) Assuming membership approval of the CBOT restructuring before year end 2002 and subsequent completion of the restructuring, it is anticipated that the Board of Directors would schedule the initial election of directors under the revised structure to be held during the first quarter of 2003.

Further questions in this regard may be directed to the Secretary's Office (telephone 312-435-3605).



                                                    Paul J. Draths
                                                    Vice President and Secretary

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.